Exhibit 99.3

15 November 2012

James Hardie Industries plc

Results for the 2nd Quarter and Half Year Ended 30 September 2012

	Three Months and Half Year Ended 30 September
					%					%
US GAAP - US$ Millions	Q2 FY13		Q2 FY12		Change	HY FY13		HY FY12		Change
Net Sales
USA and Europe Fibre Cement		$238.1		$228.7	4		$490.1		$448.5	9
Asia Pacific Fibre Cement		96.3		102.9	(6)		184.0		196.7	(6)

Total Net Sales		$334.4		$331.6	1		$674.1		$645.2	4
Cost of goods sold		(223.1)		(219.0)	(2)		(452.8)		(424.4)	(7)

Gross profit		111.3		112.6	(1)		221.3		220.8	—
Selling, general and administrative expenses		(56.6)		(48.6)	(16)		(100.9)		(94.1)	(7)
Research & development expenses		(9.5)		(7.3)	(30)		(17.9)		(14.3)	(25)
Asbestos adjustments		(22.4)		86.9	—		2.8		48.7	(94)

EBIT		22.8		143.6	(84)		105.3		161.1	(35)
Net interest (expense) income		—		(1.2)	—		0.2		(2.2)	—
Other income (expense)		0.3		(0.5)	—		0.7		(2.0)	—

Operating profit before income taxes		23.1		141.9	(84)		106.2		156.9	(32)
Income tax expense		(8.1)		(14.5)	44		(22.7)		(28.5)	20

Net operating profit		$15.0		$127.4	(88)		$83.5		$128.4	(35)

Earnings per share - diluted (US cents)		3.0		29.0	(90)		19.0		29.2	(35)
Volume (mmsf)
USA and Europe Fibre Cement		369.5		347.1	6		757.6		679.6	11
Asia Pacific Fibre Cement		102.2		106.1	(4)		197.3		203.8	(3)
Average net sales price per unit (per msf)
USA and Europe Fibre Cement	US$	644	US$	659	(2)	US$	647	US$	660	(2)
Asia Pacific Fibre Cement	A$	908	A$	923	(2)	A$	911	A$	914	—

In this Management’s Analysis of Results, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 13. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos and ASIC expenses”, “EBIT margin excluding asbestos and ASIC expenses”, “Net operating profit excluding asbestos, ASIC expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments”, “Operating profit before income taxes excluding asbestos”, “Effective tax rate excluding asbestos and tax adjustments”, “EBITDA” and “General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs”). Unless otherwise stated, results and comparisons are of the 2nd quarter and 1st half of the current fiscal year versus the 2nd quarter and 1st half of the prior fiscal year.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY13	1

Total Net Sales

Total net sales for the quarter increased 1% compared to the prior corresponding quarter from US$331.6 million to US$334.4 million. For the half year, total net sales increased 4% from US$645.2 million to US$674.1 million. For both the quarter and half year, revenue was favourably impacted by higher sales volume in the USA and Europe Fibre Cement segment, offset partially by lower sales volume in the Asia Pacific Fibre Cement segment and lower average net sales price in both the Asia Pacific Fibre Cement and the USA and Europe Fibre Cement segments.

USA and Europe Fibre Cement

Quarter

Net sales increased 4% from US$228.7 million to US$238.1 million due to higher sales volume, partially offset by a reduction in average net sales price. Sales volume increased 6% from 347.1 million square feet in the prior corresponding quarter to 369.5 million square feet due to strong performance within the fibre cement category as well as market share growth in northern markets.

The average net sales price decreased 2% to US$644 per thousand square feet compared to US$659 per thousand square feet in the prior corresponding quarter. The lower average net sales price was primarily a result of the company selling a higher proportion of its sales volume to more price-sensitive segments of the market than in the prior period, including multi-family and starter homes. This shift in sales is aligned with the company’s focus to grow demand in targeted market segments.

Half Year

Net sales increased 9% from US$448.5 million to US$490.1 million compared to the prior corresponding period due to higher sales volume, partially offset by a lower average net sales price. Sales volume increased 11% from 679.6 million square feet to 757.6 million square feet, due to higher demand for the company’s products, particularly in more price-sensitive segments of the market, when compared with the prior corresponding period.

The average net sales price decreased 2% from US$660 per thousand square feet to US$647 per thousand square feet primarily as a result of an unfavourable shift in product mix, reflecting the company’s targeted penetration into the price-sensitive starter home and multi-family sectors.

Discussion

For the quarter, USA and Europe Fibre Cement EBIT decreased 7% for the quarter from US$47.3 million to US$44.0 million.

For the half year, USA and Europe Fibre Cement EBIT decreased 1% from US$95.3 million in the prior corresponding period to US$94.3 million.

For both the quarter and the half year, EBIT was unfavourably affected by a lower average net sales price, higher fixed unit cost of manufacturing and increased organisational costs due to funding of initiatives to increase capability in anticipation of higher US housing market activity levels. These unfavourable movements were partially offset by higher sales volume and lower input costs (primarily freight and pulp).

With regard to pulp, the average Northern Bleached Softwood Kraft (NBSK) pulp price in the quarter was 14% lower than in the equivalent quarter last year and 13% lower than the previous corresponding half year period. NBSK pulp prices reached a peak of US$1,035 per ton in June 2011.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY13	2

According to the US Census Bureau, single family housing starts, which are one of the key drivers of the company’s performance, were 151,800 in the September 2012 quarter, 29% above the September 2011 quarter.

For the half year, industry data indicates consistent improvement in builder confidence and increased levels of activity in the US housing market during the period, which suggest a sustainable recovery is underway. The company expects the US housing market to outperform the prior year, with a recovery expected to occur at a moderate pace over a protracted period. Although improvement in market indicators is apparent, tight credit conditions, elevated levels of unemployment and low but improving consumer confidence may constrain the rate of growth in the US housing market.

Asia Pacific Fibre Cement

Quarter

Net sales decreased 6% from US$102.9 million to US$96.3 million due to a decrease of 4% in sales volume and a 2% decrease in the average net sales price compared to the prior corresponding quarter. Further, unfavourable exchange rate movements in the value of the Asia Pacific business’ currencies compared to the US dollar resulted in a 1% decrease in US dollar net sales. In Australian dollars, net sales decreased 5% primarily due to a reduction in sales volume of 4%.

Half Year

Net sales for the half year decreased 6% from US$196.7 million to US$184.0 million due to a 3% decrease in sales volume and a relatively flat average net sales price compared to the prior corresponding quarter. Unfavourable exchange rate movements in the value of the Asia Pacific business’ currencies compared to the US dollar resulted in a 2% decrease in US dollar net sales. In Australian dollars, net sales decreased 4% primarily due to a reduction in sales volume of 3%.

Discussion

According to Australian Bureau of Statistics data, detached housing approvals, on an original basis, for the six months to 30 September 2012 decreased 7% when compared with the prior corresponding period, reflecting weaker consumer confidence. For the quarter ended 30 September 2012, detached housing approvals increased 4% when compared to the prior corresponding period.

Sales volume in the Australian business declined in the quarter and half year respectively, when measured against the previous corresponding periods.

In the context of the subdued operating environment, the operating earnings of the Australian business reflect gains in market share during the quarter.

For both the quarter and half year, the New Zealand business’ sales volumes increased when compared to the prior corresponding periods. The operating environment in New Zealand, while improving, continues to operate at slightly higher but historically subdued levels.

The Philippines business is performing well and contributed consistent earnings for the quarter and half year, when compared to previous corresponding periods.

Gross Profit

Quarter

Gross profit for the quarter decreased 1% from US$112.6 million to US$111.3 million. The gross profit margin decreased 0.7 percentage points from 34.0% to 33.3%.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY13	3

Compared to the prior corresponding quarter, USA and Europe Fibre Cement gross profit increased 3% and gross margin decreased 0.4 percentage points. Gross margin was favourably impacted by 2.5 percentage points due to lower input costs (primarily pulp and freight), offset by 2.0 percentage points due to a lower average net sales price and 0.1 percentage points due to higher fixed unit manufacturing costs.

Asia Pacific Fibre Cement gross profit decreased 10% compared to the prior corresponding quarter and gross margin decreased 1.5 percentage points. Gross margin was unfavourably impacted by 2.7 percentage points due to an unfavourable shift in product mix, 2.1 percentage points due to higher fixed unit manufacturing costs, partially offset by 1.3 percentage points due to lower input costs (primarily pulp), 1.0 percentage points due to improved plant performance and 1.0 percentage points due to geographic mix.

Half Year

Gross profit for the half year was relatively flat at US$221.3 million, compared to US$220.8 million in the prior corresponding period. Gross profit margin decreased 1.4 percentage points from 34.2% to 32.8%.

USA and Europe Fibre Cement gross profit increased 5% and gross margin decreased 1.3 percentage points, compared to the same period last year. Gross margin was unfavourably impacted by 1.8 percentage points due to lower average net sales price and 1.7 percentage points due to higher fixed unit manufacturing costs, partially offset by 2.2 percentage points due to lower input costs (primarily pulp and freight).

Asia Pacific Fibre Cement gross profit decreased 11% compared to the same period last year and gross margin decreased 1.7 percentage points. Gross margin was unfavourably impacted by 1.9 percentage points due to higher fixed unit manufacturing costs and 0.8 percentage points due to an unfavourable shift in product mix, partially offset by 0.8 percentage points due to lower input costs (primarily pulp) and 0.2 percentage points due to geographic mix.

Selling, General and Administrative (SG&A) Expenses

Quarter

SG&A expenses increased 16% from US$48.6 million to US$56.6 million. SG&A expenses for the quarter were adversely impacted by an increase of US$5.7 million in an accounting provision for certain product liability claims in New Zealand that now have reduced access to recoveries from third parties to cover a portion of the costs incurred in resolving these claims. SG&A expenses for the quarter were also unfavourably impacted by funding of initiatives in the US business to increase capability within the organisation in anticipation of higher activity levels in the US housing industry. The increase in SG&A expenses during the quarter was partially offset by a decrease in general corporate costs (described further below), which included a recovery of A$2.6 million (US$2.7 million) for legal costs incurred in association with the conclusion of RCI Pty Ltd’s (“RCI”) disputed amended tax assessment with the Australian Taxation Office (“ATO”). As a percentage of sales, SG&A expenses increased from 14.7% to 16.9% when compared to the prior corresponding quarter.

SG&A expenses for the quarter included non-claims handling related operating expenses of the Asbestos Injuries Compensation Fund (AICF) of US$0.4 million compared to US$0.8 million in the prior corresponding period.

Readers are referred to Note 9 of the company’s 30 September 2012 Condensed Consolidated Financial Statements and Management’s Presentation of 15 November 2012, for further information on New Zealand product liability claims.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY13	4

Half Year

SG&A expenses increased 7%, from US$94.1 million to US$100.9 million. SG&A expenses for the half year were adversely impacted by an increase of US$5.7 million in an accounting provision for product liability claims in New Zealand that have limited access to recoveries from third parties to cover a portion of the costs incurred in resolving these claims. SG&A expenses for the half year were also unfavourably impacted by funding initiatives to increase capability within the organisation in anticipation of higher activity levels in the US housing industry, partially offset by lower general corporate costs (described below). SG&A expenses for the half year were favourably impacted by a US$5.5 million foreign exchange gain, recognised in the first quarter, and a recovery of A$2.6 million (US$2.7 million) for legal costs associated with the conclusion of RCI’s disputed amended tax assessment with the ATO. As a percentage of sales, SG&A expenses increased 0.4 percentage points to 15.0%.

SG&A expenses for the half year included non-claims handling related operating expenses of the AICF of US$0.7 million, compared to US$1.4 million in the prior corresponding period.

Readers are referred to Note 9 of the company’s 30 September 2012 Condensed Consolidated Financial Statements and Management’s Presentation of 15 November 2012, for further information on New Zealand product liability claims.

Research and Development Expenses

Research and development expenses include costs associated with research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than attributed to individual business units. These costs were 26% higher for the quarter at US$5.8 million, compared to the corresponding quarter of the prior year and 24% higher for the half year at US$11.3 million.

Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs were 37% higher for the quarter at US$3.7 million and 27% higher for the half year at US$6.6 million, compared to the prior corresponding periods.

Asbestos Adjustments

The company’s asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the Amended and Restated Final Funding Agreement (AFFA).

The asbestos-related assets and liabilities are denominated in Australian dollars. Therefore, the reported value of these asbestos-related assets and liabilities in the company’s Condensed Consolidated Balance Sheet in US dollars is subject to adjustment, with a corresponding effect on the company’s Condensed Consolidated Statement of Operations, depending on the closing exchange rate between the two currencies at the balance sheet date.

For the quarter ended 30 September 2012, the Australian dollar appreciated against the US dollar by 3%, compared to a 10% depreciation during the corresponding period of last year. For the half year, the Australian dollar appreciated against the US dollar by 1%, compared to a 5% depreciation during the corresponding period of last year.

Asbestos adjustments resulting from the effect of foreign exchange movements were unfavourable adjustments of US$22.4 million and US$3.5 million during the quarter and half year ended 30 September 2012, respectively. During the prior corresponding period, the company incurred favourable adjustments of US$86.9 million and US$48.7 million in the quarter and half year, respectively. Asbestos adjustments in the half year ended 30 September 2012 also include favourable asbestos adjustments of US$6.3 million, due to insurance receivables that were previously deemed uncollectible. There were no such adjustments in the prior corresponding half year.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY13	5

Claims Data

For the quarter ended 30 September 2012, and 2011, the number of new claims reported was 146 and 127, respectively. During the half year ended 30 September 2012 and 2011, new claims of 276 and 228 were reported, respectively. Current year claims of 276 are above actuarial expectations of 252 new claims for the half year ended 30 September 2012.

There were 146 and 120 claims settled for the quarter ended 30 September 2012 and 2011, respectively. During the half year ended 30 September 2012 and 2011, 284 and 229 claims were settled, respectively. Current year claims settled of 284 are above actuarial expectations of 252 claims settled for the half year.

The average claim settlement of A$252,000 for the half year ended 30 September 2012 was A$51,000 higher than the average claim settlement for the prior corresponding period. The increase in average claims settled is attributable to mesothelioma claims which represented a larger proportion of total claims than in the prior corresponding period, and are more costly to settle. However, average claim sizes for mesothelioma were slightly below actuarial expectations for the period, with other claims being slightly higher than actuarial expectations for the period.

Asbestos claims paid totalled A$31.9 million and A$67.1 million for the quarter and half year ended 30 September 2012, respectively, compared to A$26.4 million and A$51.5 million during the same periods last year. The asbestos claims paid are above the actuarial expectation of A$30.2 million and A$61.1 million for the quarter and half year, respectively. The higher than expected claims paid during the second quarter and half year was due to a higher number of claims settled during the second quarter, which included a higher proportion of mesothelioma settlements.

All figures provided in this Claims Data section are gross of insurance and other recoveries. Readers are referred to Note 7 of the company’s 30 September 2012 Condensed Consolidated Financial Statements and Management’s Presentation of 15 November 2012, for further information on asbestos adjustments.

AICF Loan Facility

On 17 February 2012, AICF made an initial drawdown of A$29.7 million (being US$32.0 million translated at the prevailing spot exchange rate at 17 February 2012) under the secured standby loan facility and related agreements (the “Facility”) with the State of New South Wales, Australia. The initial drawing is reflected on the condensed consolidated balance sheet within Current portion of long-term debt – Asbestos at 31 March 2012.

On 2 April 2012, the company made an early contribution of US$138.7 million to AICF, which enabled AICF to fully repay all amounts outstanding under the Facility on 3 April 2012. On 2 July 2012, the company made an additional contribution of US$45.4 million to AICF. Total contributions for the six months ended 30 September 2012 was US$184.1 million.

Readers are referred to Note 7 of the company’s 30 September 2012 Condensed Consolidated Financial Statements and Management’s Presentation of 15 November 2012, for further information.

EBIT

EBIT for the quarter decreased from US$143.6 million in the prior corresponding quarter to US$22.8 million. EBIT for the quarter included unfavourable asbestos adjustments of US$22.4 million, AICF SG&A expenses of US$0.4 million and ASIC expenses of US$0.3 million. For the corresponding quarter in the prior year, EBIT included favourable asbestos adjustments of US$86.9 million (resulting solely from a 10% depreciation of the Australian dollar against the US dollar), AICF SG&A expenses of US$0.8 million and ASIC expenses of US$0.5 million, as shown in the table below.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY13	6

EBIT for the half year decreased to US$105.3 million, compared to US$161.1 million in the prior corresponding period. EBIT for the half year included net favourable asbestos adjustments of US$2.8 million, AICF SG&A expenses of US$0.7 million and ASIC related expense of US$0.4 million. For the corresponding period in the prior year, EBIT included net favourable asbestos adjustments of US$48.7 million (resulting solely from a 5% depreciation of the Australian dollar against the US dollar), AICF SG&A expenses of US$1.4 million and ASIC expenses of US$0.7 million, as shown in the table below.

EBIT - US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY13	Q2 FY12	% Change	HY FY13	HY FY12	% Change
USA and Europe Fibre Cement	$44.0	$47.3	(7)	$94.3	$95.3	(1)
Asia Pacific Fibre Cement	15.6	25.5	(39)	33.3	46.6	(29)
Research & Development	(6.3)	(5.1)	(24)	(12.3)	(10.2)	(21)
General Corporate:
General corporate costs	(7.7)	(10.2)	25	(12.1)	(17.9)	32
Asbestos adjustments	(22.4)	86.9	—	2.8	48.7	(94)
AICF SG&A expenses	(0.4)	(0.8)	50	(0.7)	(1.4)	50

EBIT	22.8	143.6	(84)	105.3	161.1	(35)
Excluding:
Asbestos:
Asbestos adjustments	22.4	(86.9)	—	(2.8)	(48.7)	94
AICF SG&A expenses	0.4	0.8	(50)	0.7	1.4	(50)
ASIC expenses	0.3	0.5	(40)	0.4	0.7	(43)

EBIT excluding asbestos and ASIC expenses	$45.9	$58.0	(21)	$103.6	$114.5	(10)
Net sales	$334.4	$331.6	1	$674.1	$645.2	4
EBIT margin excluding asbestos and ASIC expenses	13.7%	17.5%		15.4%	17.7%

USA and Europe Fibre Cement EBIT

USA and Europe Fibre Cement EBIT for the quarter decreased 7% from US$47.3 million to US$44.0 million compared to the corresponding quarter in the prior year. The decrease in EBIT for the quarter was primarily driven by a lower average net sales price, higher fixed unit manufacturing costs, increased organisational costs in anticipation of higher activity levels in the coming quarters and increased hiring initiatives across the USA and Europe Fibre Cement segment. These fluctuations were partially offset by higher volume and lower input costs (primarily pulp and freight).

For the half year, USA and Europe Fibre Cement EBIT decreased 1% from US$95.3 million in the prior corresponding period to US$94.3 million. For the half year, EBIT was unfavourably affected by a lower average net sales price, higher fixed unit cost of manufacturing and increased organisational costs, partially offset by higher sales volume and lower input costs (primarily pulp and freight).

For the quarter, the EBIT margin was 2.2 percentage points lower at 18.5%. For the half year, the EBIT margin was 2.0 percentage points lower at 19.2%.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY13	7

Asia Pacific Fibre Cement EBIT

Asia Pacific Fibre Cement EBIT for the quarter decreased 39% from US$25.5 million to US$15.6 million compared to the corresponding quarter in the prior year. In Australian dollars, Asia Pacific Fibre Cement EBIT for the quarter decreased 37%, due to an increase of US$5.7 million in an accounting provision for certain product liability claims in New Zealand that have limited access to recoveries from third parties to cover a portion of the costs incurred in resolving these claims. EBIT for the quarter was also impacted by an unfavourable shift in product mix and higher fixed unit manufacturing costs, partially offset by lower input costs (primarily pulp) and improved plant performance. The Asia Pacific Fibre Cement EBIT margin was 8.6 percentage points lower at 16.2%.

For the half year, Asia Pacific Fibre Cement EBIT decreased 29% from US$46.6 million to US$33.3 million, of which 3% was attributable to the appreciation of Asia Pacific business’ currencies compared to the US dollar. In Australian dollars, Asia Pacific Fibre Cement EBIT decreased 26% compared to the prior corresponding period, due to an increase of US$5.7 million in an accounting provision for certain product liability claims in New Zealand that have limited access to recoveries from third parties to cover a portion of the costs incurred in resolving these claims. EBIT for the half year was also impacted by higher fixed unit manufacturing costs as a result of lower sales volume, an unfavourable product mix shift and plant performance, partially offset by lower input costs (primarily pulp) and geographic mix. The EBIT margin was 5.6 percentage points lower at 18.1%.

General Corporate Costs

General corporate costs for the quarter decreased to US$7.7 million, compared to US$10.2 million in the prior corresponding quarter. General corporate costs for the quarter included ASIC expenses of US$0.3 million and were favourably impacted by a recovery of US$2.7 million for legal costs following the conclusion of RCI’s disputed amended tax assessment with the ATO. Excluding ASIC expenses and the recovery of legal costs, general corporate costs increased to US$10.1 million from US$9.7 million in the prior corresponding quarter.

For the half year, general corporate costs decreased to US$12.1 million, compared to US$17.9 million in the prior corresponding period. General corporate costs for the half year included ASIC expenses of US$0.4 million and were favourably impacted by a recovery of legal costs of US$2.7 million in the second quarter and a foreign exchange gain of US$5.5 million in the first quarter following the conclusion of RCI’s disputed amended tax assessment with the ATO. Excluding ASIC expenses, the recovery of legal costs and foreign exchange gain, general corporate costs for the half year increased from US$17.2 million to US$19.9 million.

Net Interest (Expense) Income

Net interest expense decreased from US$1.2 million in the prior corresponding quarter to nil in the second quarter. Net interest expense for the quarter included interest and borrowing costs relating to the company’s external credit facilities of US$0.8 million and a realised loss of US$0.5 million on interest rate swaps, partially offset by AICF interest income of US$1.1 million and other interest income of US$0.2 million. Net interest expense for the quarter ended 30 September 2011 included interest and borrowing costs relating to the company’s external credit facilities of US$1.0 million and a realised loss of US$1.0 million on interest rate swaps, partially offset by AICF interest income of US$0.9 million.

For the half year, net interest income moved from an expense of US$2.2 million in the prior corresponding period to net interest income of US$0.2 million. Net interest income for the half year included AICF interest income of US$2.2 million and other interest income of US$0.6 million, partially offset by interest and borrowing costs relating to the company’s external credit facilities of US$1.6 million and a realised loss of US$1.0 million on interest rate swaps. Net interest expense for the half year ended 30 September 2011 included interest and borrowing costs relating to the company’s external credit facilities of US$2.0 million and a realised loss of US$1.8 million on interest rate swaps, partially offset by AICF interest income of US$1.4 million.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY13	8

Other Income (Expense)

Other income (expense), which relates solely to changes in the fair value of interest rate swap contracts, moved from an expense of US$0.5 million to income of US$0.3 million in the corresponding quarter of the prior year and current quarter, respectively.

For the half year, other income (expense) moved from an expense of US$2.0 million in the prior corresponding period to income of US$0.7 million in the current year. This change is due solely to decreases in the fair value of interest rate swap contracts which were favourably impacted by an increase in medium-term US dollar interest rates in the half-year.

Income Tax

Income Tax Expense

Income tax expense for the quarter decreased from US$14.5 million to US$8.1 million and from US$28.5 million to US$22.7 million for the half year, as further explained below. The company’s effective tax rate on earnings excluding asbestos and tax adjustments was 23.0% for the quarter, compared to 25.9% for the corresponding quarter of the prior year, and 23.3% for the half year, compared to 26.2% for the corresponding prior period.

The decrease in the effective tax rate on earnings excluding asbestos and tax adjustments relative to the prior corresponding quarter is due to a lower proportion of taxable earnings in jurisdictions with higher statutory income tax rates. The company’s geographic mix of earnings and expenses was also unfavourably affected by fluctuations in foreign currency exchange rates of the US dollar to relevant local jurisdiction currencies.

Tax Adjustments

The company recorded net favourable tax adjustments of US$2.6 million and US$3.6 million for the quarter and half year, respectively, compared to net unfavourable tax adjustments of US$0.3 million and US$0.2 million for the quarter and half year of the prior year.

Tax adjustments for the current and corresponding quarter and half year consist of adjustments in the value of provisions for uncertain tax positions and net tax benefits that the company anticipates will eventually become unavailable.

Net Operating Profit

Net operating profit for the quarter was US$15.0 million, compared to US$127.4 million for the corresponding quarter of the prior year. Net operating profit excluding asbestos, ASIC expenses and tax adjustments decreased from US$41.2 million to US$34.8 million as shown in the table below.

For the half year, net operating profit was US$83.5 million, compared to US$128.4 million for the corresponding period of the prior year. Net operating profit excluding asbestos, ASIC expenses and tax adjustments decreased to US$78.6 million from US$80.6 million in the prior corresponding half year, as shown in the table below.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY13	9

Net Operating Profit - US$ millions	Three Months and Half Year Ended 30 September
	Q2 FY13	Q2 FY12	% Change	HY FY13	HY FY12	% Change
Net operating profit	$15.0	$127.4	(88)	$83.5	$128.4	(35)

Excluding:
Asbestos:
Asbestos adjustments	22.4	(86.9)	—	(2.8)	(48.7)	94
AICF SG&A expenses	0.4	0.8	(50)	0.7	1.4	(50)
AICF interest income	(1.1)	(0.9)	(22)	(2.2)	(1.4)	(57)
Tax expense related to asbestos adjustments	0.4	—	—	2.6	—	—
ASIC expenses	0.3	0.5	(40)	0.4	0.7	(43)
Tax adjustments	(2.6)	0.3	—	(3.6)	0.2	—

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$34.8	$41.2	(16)	$78.6	$80.6	(2)

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	7.9	9.4	(16)	17.9	18.3	(2)

Cash Flow

Net operating cash flow moved from net cash generated of US$37.1 million in the corresponding period of the prior year to net cash used of US$7.8 million for the half year. The movement in net operating cash flow was primarily driven by the company’s contribution to AICF of US$45.4 million in July 2012, compared to US$51.5 million in the prior corresponding period. Additionally, during the half year, the company made a tax payment of US$81.3 million in respect of FY 2012 which arose from the conclusion of RCI Pty Ltd’s (“RCI”) disputed amended tax assessment with the Australian Taxation Office (“ATO”). Net operating cash flow in the corresponding period of the prior year included a tax refund of US$12.3 million and a payment of withholding taxes of US$35.5 million, arising from the company’s corporate structure simplification as announced on 17 May 2011, of which US$32.6 million was recognised as an expense in the final quarter of financial year 2011.

Net capital expenditure for the purchase of property, plant and equipment in the first half of the current financial year increased to US$25.4 million, from US$18.2 million in the same period of the prior year.

Dividends paid during the quarter increased to US$166.4 million, reflecting a payment of US38.0 cents per security, compared to nil in the prior corresponding period.

Dividend and Future Shareholder Returns

The company today announced an ordinary dividend of US5.0 cents per security. The dividend is declared in US currency and will be paid on 25 January 2012, with a record date of 18 December 2012.

The company expects to be in a position to make further distributions to shareholders in the near term as follows:

(1)	Subject to share price levels, the company intends to distribute approximately US$150 million to shareholders under its existing share buyback program, which expires in May 2013;

(2)	For dividends payable in respect of financial year 2014 onwards, the company intends to increase its dividend payout ratio from 20% to 30% of net operating profit (excluding asbestos adjustments) to 30% to 50% of net operating profit (excluding asbestos adjustments);

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY13	10

(3)	If and to the extent that the company does not undertake share buybacks between today and the announcement of FY 2013 results in May 2013, the company will consider an increase of its dividend payout ratio for financial year 2013. In this event, the dividend in respect of the second half of financial year 2013 is anticipated to be approximately US35.0 cents per security, subject to:

•	an assessment of the current and expected industry conditions in the group’s major markets of the US and Australia;

•	an assessment of the group’s capital requirements, especially for funding of expansion and growth initiatives;

•	global economic conditions and outlook; and

•	total net operating profit (excluding asbestos adjustments) for financial year 2013.

Liquidity and Capital Resources

Excluding the AICF loan facility (which James Hardie is not a party to, guarantor of or security provider for), the company’s net cash position decreased from US$265.4 million at 31 March 2012 to US$77.3 million at 30 September 2012. During the half year, the company’s net cash position was impacted by a dividend payment of US$166.4 million, a contribution to AICF of US$45.4 million and a tax payment of US$81.3 million.

At 30 September 2012, the company had credit facilities totalling US$280.0 million, of which none were drawn. The credit facilities are all uncollateralised and consist of the following:

	At 30 September 2012
	Effective	Total	Principal
Description	Interest Rate	Facility	Drawn
(US$ millions)

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2012	—	130.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	—	50.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until March 2013	—	50.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2014	—	50.0	—

Total		$280.0	$—

The company draws on and repays amounts available under its term facilities throughout the financial year. During the half year, the company drew down US$50.0 million and repaid US$50.0 million of its term facilities. The weighted average remaining term of the total credit facilities at 30 September 2012 was 0.5 years.

During the six months ended 30 September 2012, the maturity date for US$50 million of the company’s term facilities was extended from 30 September 2012 to 31 March 2013.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY13	11

The company is intending to refinance its existing credit facilities during the balance of the 2013 financial year. If the company is unable to extend its remaining credit facilities, or is unable to refinance or renew its existing credit facilities on terms that are substantially similar to the ones it presently has, it may experience liquidity issues and may have to reduce its levels of planned capital expenditures, suspend share buy-back activities or dividend payments, or take other measures to conserve cash in order to meet its future cash flow requirements.

The company has historically met its working capital needs and capital expenditure requirements from a combination of cash flow from operations, credit facilities and other borrowings. Seasonal fluctuations in working capital generally have not had a significant impact on its short-term or long-term liquidity.

The company anticipates it will have sufficient funds to meet its planned working capital and other expected cash requirements for the next twelve months based on its existing cash balances and anticipated operating cash flows arising during the year. The company anticipates that any additional cash requirements will be met from existing cash balances, unutilised committed credit facilities and anticipated future net operating cash flow.

Asbestos Compensation

On 2 April 2012, the company made an advance payment of US$138.7 million (A$132.3 million) to AICF, approximately three months earlier than this amount would ordinarily be contributed. This early contribution was made in accordance with arrangements agreed with the NSW Government and AICF and represents 35% of amounts received from the ATO by RCI, a wholly-owned subsidiary of the company. The company made a further contribution of approximately US$45.4 million (A$45.2 million) to AICF on 2 July 2012. Total contributions of US$184.1 million in fiscal year 2013 represented 35% of the company’s free cash flow for financial year 2012, as defined by the AFFA.

From the time AICF was established in February 2007 through July 2012, the company has contributed A$599.2 million to the fund.

END

Media/Analyst Enquiries:

Sean O’ Sullivan

Vice President Investor and Media Relations

Telephone:	+61 2 8274 5246

Email:	media@jameshardie.com.au

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY13	12

This Management’s Analysis of Results forms part of a package of information about James Hardie’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the Condensed Consolidated Financial Statements.

These documents, along with an audio webcast of the Management Presentation of 15 November 2012, are available from the Investor Relations area of the company’s website at www.jameshardie.com

The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult this section of its website regularly.

The company filed its annual report on Form 20-F for the year ended 31 March 2012 with the SEC on 2 July 2012.

All holders of the company’s securities may receive, on request, a hard copy of our complete audited consolidated financial statements, free of charge. Requests can be made via the Investor Relations area of the company’s website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY13	13

Definitions

Non-financial Terms

ABS – Australian Bureau of Statistics.

AFFA – Amended and Restated Final Funding Agreement.

AICF – Asbestos Injuries Compensation Fund Ltd.

ASIC – Australian Securities and Investments Commission.

ATO – Australian Taxation Office.

NBSK – Northern Bleached Softwood Kraft; the company’s benchmark grade of pulp.

Financial Measures – US GAAP equivalents

EBIT and EBIT margin – EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales.

Operating profit – is equivalent to the US GAAP measure of income.

Net operating profit – is equivalent to the US GAAP measure of net income.

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

Financial Ratios

Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.

Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees).

Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.

Net debt payback – Net debt (cash) divided by cash flow from operations.

Net debt (cash) – short-term and long-term debt less cash and cash equivalents.

Return on Capital Employed – EBIT divided by gross capital employed.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY13	14

Non-US GAAP Financial Measures

EBIT and EBIT margin excluding asbestos and ASIC expenses – EBIT and EBIT margin excluding asbestos and ASIC expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Q2 FY 2013	Q2 FY 2012	HY FY 2013	HY FY 2012
EBIT	$22.8	$143.6	$105.3	$161.1

Asbestos:
Asbestos adjustments	22.4	(86.9)	(2.8)	(48.7)
AICF SG&A expenses	0.4	0.8	0.7	1.4
ASIC expenses	0.3	0.5	0.4	0.7

EBIT excluding asbestos and ASIC expenses	45.9	58.0	103.6	114.5
Net sales	$334.4	$331.6	$674.1	$645.2
EBIT margin excluding asbestos and ASIC expenses	13.7%	17.5%	15.4%	17.7%

Net operating profit excluding asbestos, ASIC expenses and tax adjustments – Net operating profit excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q2 FY 2013	Q2 FY 2012	HY FY 2013	HY FY 2012
Net operating profit	$15.0	$127.4	$83.5	$128.4

Asbestos:
Asbestos adjustments	22.4	(86.9)	(2.8)	(48.7)
AICF SG&A expenses	0.4	0.8	0.7	1.4
AICF interest income	(1.1)	(0.9)	(2.2)	(1.4)
Tax expense related to asbestos adjustments	0.4	—	2.6	—
ASIC expenses	0.3	0.5	0.4	0.7
Tax adjustments	(2.6)	0.3	(3.6)	0.2

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$34.8	$41.2	$78.6	$80.6

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY13	15

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments – Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q2 FY 2013	Q2 FY 2012	HY FY 2013	HY FY 2012
Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$34.8	$41.2	$78.6	$80.6
Weighted average common shares outstanding - Diluted (millions)	439.7	440.0	439.3	440.0

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	7.9	9.4	17.9	18.3

Effective tax rate excluding asbestos and tax adjustments – Effective tax rate excluding asbestos and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q2 FY 2013	Q2 FY 2012	HY FY 2013	HY FY 2012
Operating profit before income taxes	$23.1	$141.9	$106.2	$156.9

Asbestos:
Asbestos adjustments	22.4	(86.9)	(2.8)	(48.7)
AICF SG&A expenses	0.4	0.8	0.7	1.4
AICF interest income	(1.1)	(0.9)	(2.2)	(1.4)

Operating profit before income taxes excluding asbestos	$44.8	$54.9	$101.9	$108.2

Income tax expense	(8.1)	(14.5)	(22.7)	(28.5)

Asbestos:
Tax expense related to asbestos adjustments	0.4	—	2.6	—
Tax adjustments	(2.6)	0.3	(3.6)	0.2

Income tax expense excluding tax adjustments	(10.3)	(14.2)	(23.7)	(28.3)

Effective tax rate excluding asbestos and tax adjustments	23.0%	25.9%	23.3%	26.2%

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY13	16

EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. Management has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

US$ Millions	Q2 FY 2013	Q2 FY 2012	HY FY 2013	HY FY 2012
EBIT	$22.8	$143.6	$105.3	$161.1
Depreciation and amortisation	14.7	14.6	30.1	30.8

Adjusted EBITDA	$37.5	$158.2	$135.4	$191.9

General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs – General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Q2 FY 2013	Q2 FY 2012	HY FY 2013	HY FY 2012
General corporate costs	$7.7	$10.2	$12.1	$17.9

Excluding:
ASIC expenses	(0.3)	(0.5)	(0.4)	(0.7)
Intercompany foreign exchange gain	—	—	5.5	—
Recovery of RCI legal costs	2.7	—	2.7	—

General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs	$10.1	$9.7	$19.9	$17.2

Supplemental Financial Information

James Hardie’s management measures its operating performance and analyses year-over-year changes in operating results with and without the effect of the net AFFA liability recorded in the fourth quarter of fiscal year 2006 and believes that security holders will do the same.

As set forth in Note 7 of the 30 September 2012 Condensed Consolidated Financial Statements, the net AFFA liability, while recurring, is based on periodic actuarial determinations, claims, experience and currency fluctuations. It has no relation to the results of the company’s operations. Accordingly, management believes that the following information is useful to it and investors in evaluating ongoing operating financial performance.

The following tables are considered non-GAAP and are not intended to be used or viewed in any respect as substitutes for the company’s GAAP consolidated financial statements. These non-GAAP measures should only be viewed as a supplement to reported GAAP financial statements, and, in all cases, the corresponding GAAP amounts are shown on the same line as the non-GAAP measure, to avoid any possible confusion.

The following tables should be read in conjunction with JHI plc’s financial statements and related notes contained in the company’s 30 September 2012 Condensed Consolidated Financial Statements.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY13	17

James Hardie Industries plc

Consolidated Balance Sheet

30 September 2012

(unaudited)

US$ Millions	Total Fibre Cement Operations - excluding Asbestos Compensation	Asbestos Compensation	As Reported
ASSETS
Current assets
Cash and cash equivalents	$541.6	$(464.3)	$77.3
Restricted cash and cash equivalents	2.4	—	2.4
Restricted cash and cash equivalents - Asbestos	—	63.2	63.2
Restricted short-term investments - Asbestos	—	116.8	116.8
Accounts and other receivables, net of allowance for doubtful accounts of $2.1 million	142.0	—	142.0
Inventories	197.2	—	197.2
Prepaid expenses and other current assets	23.3	0.1	23.4
Insurance receivable - Asbestos	—	15.3	15.3
Workers’ compensation - Asbestos	—	0.5	0.5
Deferred income taxes	15.2	—	15.2
Deferred income taxes - Asbestos	—	22.4	22.4

Total current assets	921.7	(246.0)	675.7
Restricted cash and cash equivalents	2.6	—	2.6
Property, plant and equipment, net	660.0	2.1	662.1
Insurance receivable - Asbestos	—	193.7	193.7
Workers’ compensation - Asbestos	—	83.9	83.9
Deferred income taxes	15.0	—	15.0
Deferred income taxes - Asbestos	—	409.2	409.2
Other assets	34.6	—	34.6

Total assets	$1,633.9	$442.9	$2,076.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$94.4	$1.5	$95.9
Accrued payroll and employee benefits	35.9	0.2	36.1
Accrued product warranties	6.4	—	6.4
Income taxes payable	17.2	(13.1)	4.1
Asbestos liability	—	126.1	126.1
Workers’ compensation - Asbestos	—	0.5	0.5
Other liabilities	28.5	—	28.5

Total current liabilities	182.4	115.2	297.6
Deferred income taxes	99.9	—	99.9
Accrued product warranties	20.4	—	20.4
Asbestos liability	—	1,475.2	1,475.2
Workers’ compensation - Asbestos	—	83.9	83.9
Other liabilities	35.9	2.1	38.0

Total liabilities	338.6	1,676.4	2,015.0

Commitments and contingencies
Shareholders’ equity (deficit)
Common stock	225.7	—	225.7
Additional paid-in capital	81.5	—	81.5
Retained earnings (accumulated deficit)	939.4	(1,236.9)	(297.5)
Accumulated other comprehensive income	48.7	3.4	52.1

Total shareholders’ equity (deficit)	1,295.3	(1,233.5)	61.8

Total liabilities and shareholders’ equity (deficit)	$1,633.9	$442.9	$2,076.8

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY13	18

James Hardie Industries plc

Consolidated Statement of Operations

For the half year ended 30 September 2012

(unaudited)

US$ Millions	Total Fibre Cement Operations- excluding Asbestos Compensation	Asbestos Compensation	As Reported
Net Sales	$674.1	$—	$674.1
Cost of goods sold	(452.8)	—	(452.8)

Gross profit	221.3	—	221.3
Selling, general and administrative expenses	(100.2)	(0.7)	(100.9)
Research and development expenses	(17.9)	—	(17.9)
Asbestos adjustments	—	2.8	2.8

EBIT	103.2	2.1	105.3
Net Interest (expense) income	(2.0)	2.2	0.2
Other expense	0.7	—	0.7

Operating profit before income taxes	101.9	4.3	106.2
Income tax expense	(20.1)	(2.6)	(22.7)

Net operating profit	$81.8	$1.7	$83.5

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY13	19

James Hardie Industries plc

Consolidated Statement of Cash Flows

For the half year ended 30 September 2012

(unaudited)

US$ Millions	Total Fibre Cement Operations - excluding Asbestos Compensation	Asbestos Compensation	As Reported
Cash Flows from Operating Activities
Net income	81.8	1.7	$83.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortisation	30.1	—	30.1
Deferred income taxes	(3.4)	—	(3.4)
Stock-based compensation	3.2	—	3.2
Asbestos adjustments	—	(2.8)	(2.8)
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	138.9	—	138.9
Restricted short-term investments	—	39.7	39.7
Payment to the AICF	—	(184.1)	(184.1)
Accounts and other receivables	(2.8)	(0.6)	(3.4)
Inventories	(7.8)	—	(7.8)
Prepaid expenses and other assets	1.2	0.5	1.7
Insurance receivable - Asbestos	—	26.9	26.9
Accounts payable and accrued liabilities	(59.0)	1.5	(57.5)
Asbestos liability	—	(69.8)	(69.8)
Other accrued liabilities	(5.9)	2.9	(3.0)

Net cash provided by (used in) operating activities	$176.3	$(184.1)	$(7.8)

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(25.5)	—	(25.5)
Proceeds from sale of property, plant and equipment	0.1	—	0.1

Net cash used in investing activities	$(25.4)	$—	$(25.4)

Cash Flows from Financing Activities
Proceeds from issuance of shares	12.4	—	12.4
Dividends paid	(166.4)	—	(166.4)

Net cash used in financing activities	$(154.0)	$—	$(154.0)

Effect of exchange rate changes on cash	(0.9)	—	(0.9)

Net decrease in cash and cash equivalents	(4.0)	(184.1)	(188.1)
Cash and cash equivalents at beginning of period	265.4	—	265.4

Cash and cash equivalents at end of period	$261.4	$(184.1)	$77.3

Components of Cash and Cash Equivalents
Cash at bank and on hand	251.9	(184.1)	67.8
Short-term deposits	9.5	—	9.5

Cash and cash equivalents at end of period	$261.4	$(184.1)	$77.3

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY13	20

Forward-Looking Statements

This Management’s Analysis of Results contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the company’s future performance;

•	projections of the company’s results of operations or financial condition;

•	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

•	expectations that the company’s credit facilities will be extended or renewed;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);

•

expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•

statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

•

statements about economic conditions, such as economic or housing recovery, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risks Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 2 July 2012, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland including employee relations, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

Management’s Analysis of Results: James Hardie – 2nd Quarter and Half Year FY13	21